SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

Telesystem International Wireless Inc.

(Translation of registrant’s name into English)

1250 René-Lévesque Street West, 38th floor,
Montreal, Quebec H3B 4W8 Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]
No [x]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Incorporated herein by reference to Exhibit 4.1 to Form 6-K of ClearWave N.V. filed August 4, 2003 is the Indenture dated June 27, 2003, governing the 12.5% Senior Notes due 2010 of the Registrant’s subsidiary MobiFon Holdings B.V.

The information furnished on this Form 6-K is hereby incorporated by reference to the registrant’s prospectus dated August 2, 2002, as contained in its Registration Statement on Form F-3 (Registration Nos. 333-96865 and 333-96865-01) and the registrant’s prospectus dated February 10, 2003, as contained in its Registration Statement on Form F-3 (Registration Nos. 333-102766 and 333-102766-01).

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS INC.

By:	/s/ Margriet Zwarts
Name: Margriet Zwarts
Title: General Counsel and Secretary

Date: August 4, 2003

EXHIBIT INDEX

Exhibit
Number	Description

4.1 *	Indenture dated June 27, 2003, governing the 12.5% Senior Notes due 2010 of the Registrant’s subsidiary MobiFon Holdings B.V.

*	Incorporated herein by reference